Law Offices

PAPASAVAS LAW GROUP, LLC

A Professional Corporation

Peter M. Papasavas
Member of NJ and NY Bar

Solicitor of England and Wales
(not active)

34 Old Rifle Camp Road
Woodland Park, New Jersey 07424
Direct Dial: (862) 226-2782
pmpapasavas@gmail.com

VIA EMAIL March 28, 2018

Kemper Rojas, CPA, CFE
Managing Principal
Fruci & Associates II, PLLC
802 N. Washington St.
Spokane, WA 99201

RE: Mineral Mountain Mining & Milling Company Audit

Dear Mrs. Rojas:

This letter responds to Mineral Mountain Mining & Milling Company's January 11, 2018 communication requesting a legal opinion regarding material litigation, claims and assessments against Mineral Mountain Mining & Milling Company ("Mineral Mountain").

My firm was retained to act as outside general counsel on behalf of Mineral Mountain on or about November 6, 2017. In response to Mineral Mountain's request, which embodies the period of time for fiscal years ending September 30, 2016 and 2017 and up to the present, I have consulted with Mineral Mountain's officers and directors who have been involved with the company during the relevant time and I have reviewed certain company files in order to provide a legal opinion concerning asserted (pending or threatened) and unasserted material litigation, claims, and assessments against Mineral Mountain.

Pending or Threatened Litigation, Claims, and Assessments

There are no pending or threatened material litigations, claims, and assessments (excluding unasserted claims and assessments) against Mineral Mountain that has been brought to the attention of either Mineral Mountain's management or my firm. This includes any pending or threatened litigation, claims, and assessments with respect to which my firm has been engaged

but as to which you have not yet devoted substantive attention and other law firm's would have been engaged.

Unasserted Claims and Assessments

It is also my opinion that there are no known unasserted possible claims or assessments that are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 450, Contingencies*.

Furthermore, in the course of performing legal services for Mineral Mountain with respect to any known or future matter recognized to involve any unasserted possible claim or assessment that may call for financial statement disclosure, in which my firm forms a professional conclusion that Mineral Mountain should disclose or consider disclosure of such possible claim or assessment, as a matter of professional responsibility to Mineral Mountain, my firm will so advise Mineral Mountain and will consult with it concerning the question of such disclosure and the applicable requirements of *FASB Accounting Standards Codification 450, Contingencies* (excerpts of which can be found in the ABA's *Auditor's Letter Handbook*).

My response includes matters that existed during the fiscal years ending September 30, 2016 and September 30, 2017, and during the period from September 30, 2017 to the effective date of this letter.

Other Matters

Please also be advised that Mineral Mountain is not indebted to my firm for services and expenses (billed or unbilled) as of September 30, 2017.

If you should have any questions about the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Peter Papasavas

Peter M. Papasavas, Esq.